BRF S.A.

PUBLICLY-HELD COMPANY

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 16269-2

ANNOUNCEMENT TO THE MARKET

BRF S.A. (‘BRF’ or ‘Company’) (B3: BRFS3; NYSE: BRFS), pursuant to Resolution CVM No. 44/2021, informs its shareholders and the market in general that it is negotiating with Qatar Investment Authority (“QIA”) the renewal of certain terms and conditions of their partnership in TBQ Foods GmbH (“TBQ”), holding company that controls Banvit Bandırma Vitaminli Yem Sanayi Anonim Şirketi (“Banvit”), a company that operates in Turkey. Within the context of these negotiations, a term-sheet was executed extending until December 15, 2021 the put option exercise period that grants QIA the right to sell its interest in TBQ to BRF Foods GmbH (“BRF Foods”), an indirect wholly-owned subsidiary of the Company.

The Company will keep the market duly informed about any developments regarding the negotiation with QIA.

São Paulo, November 30, 2021

Carlos Alberto Bezerra de Moura
Chief Financial and Investor Relations Officer
BRF S.A.